EXHIBIT 99.1
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                      [LOGO - VIKING ENERGY ROYALTY TRUST]



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NEWS RELEASE
DECEMBER 22, 2005

                      VIKING ENERGY ROYALTY TRUST ANNOUNCES
                         DISTRIBUTIONS FOR JANUARY 2006

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CALGARY, DECEMBER 22, 2005 - (VKR.UN, VKR.DB, VKR.DB.A) Viking Energy Royalty
Trust ("Viking") announces that it has declared Unitholder distributions of $0.12 per unit for the month of January 2006. The distribution will be paid on February 15, 2006, to Unitholders of record on January 23, 2006 with the ex-distribution date being January 19, 2006.

Viking is a Calgary based energy trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. Viking's units currently trade on the Toronto Stock Exchange (TSX) under the symbol VKR.UN.

For further information contact:

                                                  Viking Energy Royalty Trust
John Zahary, President and CEO                    Suite 400, 330-5th Avenue S.W.
         or                                       Calgary, Alberta  T2P 0L4
Robert Fotheringham, VP Finance and CFO
         or                                       Ph:  (403) 268-3175
Diane Phillips, Investor Relations                Toll Free:  1-877-292-2527
                                                  Email: vikingin@viking-roy.com



               To find out more about Viking Energy Royalty Trust
                   visit our website at www.vikingenergy.com